UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RealD Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75604L105

(CUSIP Number)

Michael V. Lewis

100 North Crescent Drive, Suite 200

Beverly Hills, CA 90210

310-385-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Matthew F. Herman, Esq

Howard M. Klein, Esq

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

November 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 75604L105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael V. Lewis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,516,943
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,516,943
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,516,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Based upon 51,131,865 shares of common stock of RealD Inc. outstanding on November 2, 2015, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, and taking into account an aggregate of 1,177,500 shares of common stock of RealD Inc. that may be acquired by Michael V. Lewis within 60 days of November 8, 2015.

CUSIP No. 75604L105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The MVL Trust, dated August 3, 2010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,288,336
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,288,336
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,336
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%[2]
14.	TYPE OF REPORTING PERSON (see instructions) OO

2 Based upon 51,131,865 shares of common stock of RealD Inc. outstanding on November 2, 2015, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

SCHEDULE 13D

This Statement on Schedule 13D (this 13D) is being filed on behalf of (i) Michael V. Lewis (Lewis), the Chief Executive Officer and Director and Chairman of the Board of Directors of RealD Inc., a Delaware corporation (the Company), and (ii) the MVL Trust, dated August 3, 2010 (the MVL Trust and together with Lewis, the Reporting Persons), of which Lewis is the sole trustee. This 13D relates to the shares of common stock of the Company, par value $0.0001 per share (the Company Common Stock), beneficially owned by Lewis and the MVL Trust.

This 13D supersedes the Schedule 13G with respect to shares of Company Common Stock previously filed by the Reporting Persons on February 14, 2011 (as amended by: Amendment No. 1, filed on February 14, 2012; Amendment No. 2, filed on February 14, 2013; Amendment No. 3, filed on February 14, 2014; and Amendment No. 4, filed on March 2, 2015).

Item 1. Security and Issuer

(a)           This 13D relates to shares of Company Common Stock beneficially owned by Lewis and the MVL Trust and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

(b)           The Company’s principal executive offices are located at 100 North Crescent Drive, Suite 200, Beverly Hills, CA 90210.

Item 2. Identity and Background

(a)           This Statement is being filed by: (i) Lewis, a United States citizen; and (ii) the MVL Trust, of which Lewis is the sole trustee.

(b)           The principal business address of Lewis is:

c/o RealD Inc.

100 North Crescent Drive, Suite 200

Beverly Hills, CA 90210

The principal address of the MVL Trust is:

603 Ocean Avenue, 2C,

Santa Monica 90402.

(c)           Lewis is a Director and the Chairman and Chief Executive Officer of the Company. The Company is an innovator and licensor of stereoscopic (3D) and other visual technologies for use in the cinema and on consumer electronic devices. The principal executive offices of the Company are located at the address set forth in item 1(b), which information is incorporated herein by reference.

The MVL Trust was formed on August 3, 2010 for the purpose of estate planning and related matters.

(d)           During the last five years, neither Reporting Person has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Lewis is the beneficial owner of 6,516,943 shares of Company Common Stock consisting of: (i) 51,107 shares of Company Common Stock owned directly by Lewis; (ii) 5,288,336 shares of Company Common Stock owned by the MVL Trust; and (iii) 1,177,500 shares of Company Common Stock underlying options owned directly by Lewis that are exercisable within 60 days of November 8, 2015 (Options).

The Merger (as defined below) is valued at approximately $551 million, including net debt. The Purchaser (as defined below) has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement (as defined below), the aggregate proceeds of which, together with the proceeds of the equity rollover investment of the Reporting Persons pursuant to the Rollover Commitment Letter (as defined below) and the available cash of the Company, will be sufficient for Purchaser to pay the aggregate Merger Consideration (as defined below), repay indebtedness under the Company’s existing credit facility and pay all related fees and expenses. An investment fund affiliated with Rizvi (as defined below) has committed to capitalize Purchaser, at or prior to the Effective Time, with an equity contribution in an amount up to $112 million, subject to the terms and conditions set forth in an equity commitment letter, dated as of November 8, 2015. In addition, the Reporting Persons have entered into the Rollover Commitment Letter, and the Purchaser has obtained commitments of $125 million of preferred equity financing and $300 million of debt financing in connection with the Merger as described in the Merger Agreement.

Item 4. Purpose of Transaction

On November 8, 2015, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Rhombus Cinema Holdings, LLC, a Delaware limited liability company (the Purchaser), and Rhombus Merger Sub, Inc., a Delaware corporation (Merger Sub). Purchaser and Merger Sub are affiliates of Rizvi Traverse Management, LLC (Rizvi).

The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of the Purchaser (the Merger). At the effective time of the Merger (Effective Time), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (i) shares of Company Common Stock, including any Rollover Shares (as defined below), owned immediately prior to the effective time by the Company, the Purchaser or any other direct or indirect wholly owned subsidiary of the Company or the Purchaser (all of which shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor as of the Effective Time), and (ii) shares of Company Common Stock as to which appraisal rights have been properly exercised and perfected under Delaware law, will be converted into the right to receive $11 in cash, without interest (the Merger Consideration).

The purpose of the transactions contemplated by the Merger Agreement is to acquire all of the outstanding shares of Company Common Stock, other than the Rollover Shares. If the Merger is consummated, the Common Stock will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will become privately held as a wholly owned subsidiary of the Purchaser.

Consummation of the Merger is conditioned on adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of Company Common Stock. Consummation of the Merger is also subject to certain other customary conditions, including, among others, the absence of any law, injunction or judgment that prohibits or makes illegal the consummation of the Merger, and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and required antitrust filings in other jurisdictions. Each party’s obligation to consummate the Merger also is subject to certain additional conditions that include the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects.

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons entered into:

•	a rollover commitment letter, dated as of November 8, 2015, with the Purchaser (the Rollover Commitment Letter), pursuant to which they have committed, subject to the conditions therein, to transfer, contribute and deliver to the Purchaser immediately prior to the Effective Time an aggregate amount of 5,339,443 shares of Company Common Stock owned by them (the Rollover Shares) in exchange for equity securities of the Purchaser. For the purpose of such transfer and exchange, each share of Company Common Stock owned by the Reporting Persons will be valued at the Merger Consideration.
•	a Voting Agreement with the Purchaser, dated as of November 8, 2015 (the Voting Agreement), pursuant to which, among other things, the Reporting Persons have agreed to vote all of the shares of Company Common Stock beneficially owned by them in favor of the transactions contemplated by the Merger Agreement, unless the Voting Agreement is terminated pursuant to its terms. The Voting Agreement also restricts the Reporting Persons from transferring or agreeing to transfer any Rollover Shares during its term (other than in accordance with the Rollover Commitment Letter) and from engaging in discussions or solicitations with respect to alternate transactions involving the Company, but does not restrict Lewis from taking or refraining from taking any action in his capacity as an officer of the Company or as a member of the Board of Directors of the Company.

Rizvi’s offer to acquire the Company and entry into the Merger Agreement was conditioned on Lewis reinvesting his equity interest in the Company into the Purchaser in accordance with the terms of the Rollover Commitment Letter and continuing to serve as the Chairman and Chief Executive Officer of the Company after the Effective Time, as well as entering into the Voting Agreement.

The foregoing description of the Merger Agreement, the Rollover Commitment Letter, the Voting Agreement and the transactions contemplated thereby does not purport to be completed and is subject to, and qualified in its entirety by, the full text of: (i) the Merger Agreement, attached as Exhibit 99.1 hereto and a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 9, 2015, which is incorporated herein by reference; (ii) the Rollover Commitment Letter attached as Exhibit 99.2 to this 13D, which is incorporated herein by reference; and (iii) the Voting Agreement attached as Exhibit 99.3 to this 13D, which is incorporated herein by reference.

Except as set forth herein, no Reporting Person has any present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of its intentions regarding, any or all of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)           As of November 12, 2015, and after giving effect to the Options, Lewis may be deemed to beneficially own 6,516,943 shares of Company Common Stock, representing 12.5% of the outstanding shares of Company Common Stock, based on 51,131,865 shares of Company Common Stock outstanding on November 2, 2015, as represented by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and filed with the SEC on November 9, 2015 and taking into account an aggregate of 1,177,500 shares of Company Common Stock that may be acquired by Lewis within 60 days of November 8, 2015.

As of November 12, 2015, the MVL Trust may be deemed to beneficially own 5,288,336 shares of Company Common Stock, representing 10.3% of the outstanding shares of Company Common Stock, based on 51,131,865 shares of Company Common Stock outstanding on November 2, 2015, as represented by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and filed with the SEC on November 9, 2015.

(b)           By virtue of the relationships described in item 2(a) of this 13D, Lewis has sole voting and dispositive power with respect to the shares of Company Common Stock owned by him and by the MVL Trust.

(c)           Except as described herein, neither Reporting Person, has effected any transactions in the shares of Company Common Stock in the past 60 days.

(d)           No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Merger Agreement, the Rollover Commitment Letter and the Voting Agreement set forth in Item 4 above is incorporated herein by reference. Except as described herein and incorporated herein by reference to Item 4 above, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise), between any Reporting Person and any other person with respect to any securities of the Company (including securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Company Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
99.1*	Agreement and Plan of Merger, dated as of November 8, 2015, by and among the Company, the Purchaser and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 9, 2015).
99.2	Rollover Commitment Letter, dated as of November 8, 2015, between Purchaser, Lewis and the MVL Trust.
99.3	Voting Agreement, dated as of November 8, 2015, between Purchaser, Lewis and the MVL Trust.
99.4	Joint Filing Agreement, dated as of November 12, 2015 by and between Lewis and the MVL Trust.

*Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company has undertaken to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015
	By:	/s/ Michael V. Lewis
Michael V. Lewis

The MVL Trust, dated August 3, 2010

	By:	/s/ Michael V. Lewis
Name: Michael V. Lewis
Title: Trustee